

July 19, 2012

<u>Via Email</u>
Cooper Anderson
Chief Financial Officer
GreenHaven Coal Index Fund
c/o GreenHaven Coal Services, LLC
3340 Peachtree Road, Suite 1910
Atlanta, Georgia 30326

      Re: GreenHaven Coal Index Fund
               Registration Statement on Form S-1
               Filed June 22, 2012
               File No. 333-182301

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.

Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

3. On page 13, you indicate that you are not subject to the Investment Company Act of 1940. We note, however, that you may invest in forward contracts, options and swaps. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy with support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4. We note that you have omitted significant information that materially affects the ability of the Trust to conduct the proposed offering. For example, we note that you have not included the specific fee percentages the trust will pay on its net assets, complete break-even disclosure and required audited financial statements. Please provide this information in your next amendment on Form S-1.

5. Please revise to discuss how assets that are not cleared through the CME are valued for purposes of calculating your NAV. Also, clarify whether there is any ability for shareholders to access the intraday NAV of the shares.

Cover Page

6. Please revise your disclosure to include the price per share at which the Authorized Participants will offer the shares to the public or the method by which the price will be determined. See Item 501(b)(3) of Regulation S-K. Also describe these sales in greater detail in the plan of distribution section.

Investment Objective: Use of Proceeds, page 1

7. Please discuss here or in another applicable section, whether there are any limitations on the amount of your assets that could be invested in OTC derivatives instead of futures contracts or cleared swaps.

The Fund, page 22

Investment Objective, page 22

8. Please revise to discuss the difference between investing in CAPP coal futures and "cleared" Coal Futures, including any difference in risks or funding requirements. Provide a similar discussion related to the use of options, forwards, and swaps.

9. We note your disclosure on page 48 regarding credit risk. Please describe the counterparties in which you intend to enter into swaps and/or forward contracts. Also discuss, if known, the creditworthiness of the counterparties or how you intend to make such determinations.

10.   You indicate that you intend to track the performance of the Index "over time." As you have indicated that daily changes in NAV will correlate closely with the performance of the Index, please elaborate on the "over time" reference.

Fees Payable to Service Providers, page 26

11.   We note the reference to tracking error on page 11. Please revise to elaborate on possible cumulative effect fees may have on your ability to track the Index and discuss any mitigating actions that are currently contemplated. For instance, would you obtain disproportionate exposure or use non-CME instruments as a means of eliminating tracking errors?

The Index, page 28

12.   On page 23, you indicate that the Index will correlate closely with the daily changes in the coal spot price. Please revise to explain the relationship of the Index's formulation and the spot price of coal. Also, briefly discuss the history of the Index and where its performance can be observed.

13.   Please qualify that while the Fund is not sponsored or promoted by TFS, a TFS affiliate, TFS Energy Futures LLC, is one of your service providers.

14.   In light of the risk highlighted on page 8, please explain the purpose of trading in futures contracts on exchanges outside the United States.

The Sponsor, page 31

15.   We note that the sponsor was recently formed and controlled by GreenHaven Group, LLC. Please revise to clarify whether GreenHaven Group has any contractual or fiduciary obligations to provide services or resources to support your operations.

Prior Performance of the Sponsor and Affiliates, page 32

16.   Please revise to clarify whether the changes in NAV for the prior program correlated with the changes in the CCI-TR Index. Discuss any experience with tracking error.

Mandatory Redemption, page 47

17.   Please revise to clarify whether the "then current" NAV that applies to a mandatory redemption is the value on the notice date or the 15th day following notice. Also, clarify if the notice obligates the Sponsor to purchase such shares and discuss the purpose of the mandatory redemption provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief